Exhibit 99.1

Sandstorm Gold Provides Update on Serra Pelada

VANCOUVER, Dec. 6, 2013 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm") (NYSE MKT: SAND, TSX: SSL) announces a status update related to Colossus Minerals Inc. ("Colossus" or "the Company") and their efforts to secure funding for the balance of the expenses required to commence production at the Serra Pelada Mine in Brazil ("Serra Pelada").

In a press release dated November 14, 2013, Colossus announced that development delays at Serra Pelada had resulted in a change to the anticipated production start date at the mine and that additional capital would be needed. The management team at Colossus has estimated that US$70 million is required in order to meet the Company's existing obligations and progress Serra Pelada to production.

At this time, the board of directors of Colossus has decided to cease underground development at Serra Pelada in order to reduce ongoing costs. The Company intends to continue with the dewatering program at the mine and commence underground definition drilling in connection with the preparation of a National Instrument 43-101 compliant resource estimate for Serra Pelada. Roscoe Postle Associates Inc. has been hired to complete the resource estimate which is expected by the end of December, 2013.

Given that Colossus has material negative working capital, the Company will need additional funding in order to proceed with the strategy outlined by its board of directors. Sandstorm will be reviewing its investment in the Company for a partial or full impairment as there can be no assurance that adequate funding will be available for Colossus in the future.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of nine gold streams and twenty-five gold royalties, of which thirteen of the underlying mines are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Brigus Gold Corp., Colossus Minerals Inc., Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Santa Fe Gold Corp., and SilverCrest Mines Inc., Rambler Metals and Mining plc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2012 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Nolan Watson, Chief Executive Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 10:42e 06-DEC-13